

December 13, 2012

Kathleen M. Long
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re:     Nuveen California Quality Income Municipal Fund, Inc. (the "Fund")
        File Numbers:  333-184970; 811-06425

Dear Ms. Long:

We have reviewed the registration statement on Form N-2 for the Fund, filed on November 15, 2012.  The filing was made for the purpose of registering Common Shares of the Fund.  Based on our review of the registration statement, we have the following comments.  The captions used below correspond to the captions the Fund uses in its registration statement.  Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.  All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

**PROSPECTUS**

**Cover Page**

1.  The first sentence of the paragraph under "Portfolio Contents" states that "[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal and California income tax."  Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

2.  The fourth sentence of the paragraph under "Portfolio Contents" states that "[a]s a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality."  Please disclose in this section that this policy will not be changed without 60 days' prior notice to shareholders.  See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

3.  Please summarize on the Cover Page the Fund's policies with regard to the use of leverage.  Note particularly that that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended August 31, 2012, the average

daily balance outstanding on VRDP Shares and annual dividend rate was $158,100,000 and 0.29%, respectively.  Please also note that the Fund may invest up to 15% of its Managed Assets in inverse floating rate securities.

**Prospectus Summary (Pages 1 – 14)**

4.  The third sentence of the first paragraph under "Investment Objectives and Policies" on page 1 states that "[m]unicipal securities are securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and <u>derivative investments</u> creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax" (emphasis added).  Please tell us whether the Fund's investments in derivatives will be counted towards the Fund's 80% test.  If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

5.  The first sentence of the second paragraph under "Investment Objectives and Policies" on page 1 states that "[a]s a fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and California income tax."  Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

6.  The first sentence of the fourth paragraph under "Investment Objectives and Policies" on page 1 states that "[a]s a non-fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in investment grade securities that, at the time of investment are rated investment grade or are unrated but judged to be of comparable quality by the Fund's sub-adviser, Nuveen Asset Management."  Consistent with Comment 2 above, please disclose in this section that this policy will not be changed without 60 days' prior notice to shareholders.

7.  The last sentence of the third paragraph under "Distribution Through At-the-Market Transactions" on page 4 states that "[u]nless otherwise indicated in a further Prospectus supplement, each of Nuveen Securities and Stifel Nicolaus will act on a reasonable efforts basis."  Please tell us what is meant by the term "reasonable efforts" basis and how it differs from a "best efforts" basis.  Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

8.  The fifth paragraph under "Leverage Risk" on page 10 states that "[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above."  Please also disclose in this section that this additional leverage serves to magnify the risk.

9.  The first sentence of the second paragraph under "Derivatives Risk, including the Risk of Swaps" on page 12 states that "[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate

swaps and total return swaps), among others." Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy.

10. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on pages 13. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

**Trading and Net Asset Value Information (Page 20)**

11. Please also disclose in this section: (a) whether the Fund's Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. Alternatively, the Fund may include a cross-reference to the relevant disclosure (e.g., see "Repurchase of Fund Shares; Conversion to Open-End Fund on page 58 of the Prospectus). See Item 8.5.d. of Form N-2.

**The Fund's Investments (Pages 21 – 33)**

12. The last sentence of the fifth paragraph under "Investment Policies" on page 24 states that "[t]he Fund may also invest in securities of other open- or closed-end investment companies (up to 10% of its Managed Assets) that invest primarily in municipal bonds of the types in which the Fund may invest directly." Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 15.

13. The fourth sentence of the sixth paragraph under "Investment Policies" on page 24 states that "during temporary defensive periods (e.g., times when, in NFA's opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund's cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly)." Please state in this section that the Fund may not achieve its investment objectives during this period.

**Risk Factors (Pages 36 – 46)**

14. The second sentence of the paragraph under "Certain Affiliations" on page 46 states that "[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to

restrictions." Please disclose in this section whether the Fund has, has applied for, or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

## STATEMENT OF ADDITIONAL INFORMATION

### Use of Proceeds (Page 1)

15. The first sentence of the paragraph under "Use of Proceeds" on page 1 states that "[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in various securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative instruments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax ("municipal securities"), in accordance with the Fund's investment objectives and policies as stated below." However, the first sentence of the first paragraph under "Use of Proceeds" on page 21 of the Prospectus states that "[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in municipal securities in accordance with the Fund's investment objectives and policies as stated below." Please revise these sentences so that they are more consistent with each other.

### Investment Restrictions (Pages 1 - 3)

16. The last paragraph prior to "Investment Policies and Techniques" on page 3 states that "[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2040, the Fund will maintain segregated assets rated at least investment grade (and including <u>Deposit Securities</u> in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares" (emphasis added). Please define the term "Deposit Securities" in this section.

### Investment Policies and Techniques (Pages 3 - 18)

17. The first sentence of the second paragraph under "Segregation of Assets" on page 15 states that "[t]he Fund <u>generally</u> will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff" (emphasis added). Please disclose in this section what is meant by the term "generally" in this context.

### Portfolio Manager (Pages 41 – 43)

18. The first sentence of the second paragraph under "Annual cash bonus" on page 42 states that "[a] portion of each portfolio manager's annual cash bonus is based on the Fund's investment

performance, generally measured over the past one- and three or five-year periods unless the portfolio manager's tenure is shorter." Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

**Proxy Voting Policies (Page 44)**

19. The first sentence of the second paragraph under "Proxy Voting Policies" on page 44 states that "[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund's Board of Directors or its representative." Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund's website at a specified Internet address; or both; and (ii) on the Commission's website at http://www.sec.gov. See Item 18.16 of Form N-2.

\* \* \* \* \* \*

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund.  Please respond to all comment in a letter filed in the form of EDGAR correspondence.  Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position.  The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,


Kieran G. Brown
Senior Counsel